EXHIBIT 1

Primary Business Name: AQUA SECURITIES L.P.   **BD Number: 47681**

BD - AMENDMENT

01/23/2020

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?
⊙ Yes   ○ No

Ownership Codes:	NA - less than 5%	B - 10% but less than 25%	D - 50% but less than 75%
	A - 5% but less than 10%	C - 25% but less than 50%	E - 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
ANZALONE, THOMAS JOSEPH	I	CHIEF OPERATIONS OFFICER/PRINCIPAL OPERATIONS OFFICER	06/2007	NA	N	N	1161513
AQUA SECURITIES HOLDINGS LLC	DE	PARTNER	05/2007	NA	N	N	26-0153407
BGC PARTNERS, L.P.	DE	PARTNER	04/2008	C	Y	N	20-1036951
CANTOR FITZGERALD SECURITIES	DE	PARTNER	05/2007	D	Y	N	13-3680187
FOLEY, KEVIN MICHAEL	I	PRESIDENT & CEO	02/2005	NA	Y	N	1758030
MCALLISTER, BERNICE DORA	I	CHIEF COMPLIANCE OFFICER	04/2016	NA	Y	N	2417490
MERKEL, STEPHEN MARCUS	I	EXECUTIVE MANAGING DIRECTOR, GENERAL COUNSEL & SECRETARY	04/2006	NA	Y	N	2366318
PAULSON, KENNETH MICHAEL	I	CHIEF FINANCIAL OFFICER	01/2020	NA	Y	N	2862259